Mail Stop 3561

      	December 20, 2005


Via U.S. Mail

James J. Unger
President and Chief Executive Officer
American Railcar Industries, Inc.
100 Clark Street
St. Charles, MO  63301

Re: 	American Railcar Industries, Inc.
	Registration Statement on Form S-1
	Filed December 13, 2005
	File No. 333-130284

Dear Mr. Unger,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Page references are to the marked copy you provided.

Ohio Castings, LLC and Subsidiaries
Consolidated Statements of Cash Flows, page F-56
1. It appears your line item description, "Decrease in cash and cash equivalents," on the face of your statements of cash flows is incorrect as cash flows from operating, investing and financing activities indicate cash and cash equivalents increased in all periods presented. Please revise accordingly.

Debt Issuance Costs, page F-59
2. It appears that accumulated amortization of $54 at August 31,
2005
should be $64 based on amortization expense of $24 and $40 for the years ended August 31, 2004 and 2005, respectively. Please advise or revise accordingly.
Impairment of Long-Lived Assets, page  F-60
3. The disclosure indicating "if the carrying amount of an asset is
less than the future undiscounted cash flows expected to be
generated
by the asset, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value" appears to be in error. Note that paragraph 7 of SFAS No. 144 provides for an impairment charge to be recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Please revise your accounting policy disclosures relative to impairments of long-lived assets to comply with SFAS No.144.

Exhibit 23.2 Consent of Independent Registered Public Accounting
Firm
4. Please obtain a revised consent from Grant Thornton which refers to their audit report of Ohio Castings Company LLC dated December
1,
2005 rather than December 9, 2005.


* * * * *


      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel at
(202) 551-3813 if
you have questions regarding comments on the financial statements
and
related matters.  Please contact Rolaine Bancroft at (202) 551-
3313
or me at (202) 551-3454 with any other questions.

      Regards,



      Sara D. Kalin
      	Branch Chief-Legal


cc:	Philip J. Flink, Esq.
      Brown Rudnick Berlack Israels LLP
	via facsimile:  (617) 856-8201

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James J. Unger
American Railcar Industries, Inc.
December 20, 2005
Page 1